February 9, 2009

David R. Humphrey

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:                         Force Protection, Inc.

Form 10-K for the year ended December 31, 2007

File No. 001-33253

Dear Mr. Humphrey:

On behalf of Force Protection, Inc., a Nevada corporation (the “Company”), set forth below are our responses to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in the letter dated February 2, 2009 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K, File No. 001-33253 filed on September 15, 2008 (the “Form 10-K”).

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Company.

Comment:

Form 10-K for the Year Ended December 31, 2007

Management’s Discussion and Analysis

Results of Operations

General and Administrative Expenses, page 56

1.                                      We note your response to our previous comment 1, but believe further revision is necessary.  Please revise your discussion of the increase in general and administrative expenses to link the increase in sales, as applicable, to the increase in the material components of the increase in this expense line item.  For example, if you had to increase the number of employees to accommodate the increased production, you should specifically state that fact and include the increase in head count supporting the increase in salaries and wages.  You should expand your discussion of salaries and wages, consulting, liquidated damages, and any other component you believe to be material on a qualitative or quantitative basis.

Response:

The Company will revise its discussion of general and administrative expenses for the year ended December 31, 2007 in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations with language similar to the following in its Annual Report on Form 10-K for the year ended December 31, 2008

General and administrative expenses increased by approximately $56.9 million for the year ended December 31, 2007 compared with the year ended December 31, 2006, or an increase of 209%.  However, as a percentage of net sales, general and administrative expenses decreased 4.5 percentage points.  Demand for our blast- and ballistic-protected vehicles increased substantially during 2007, especially for the Mine Resistant Ambush Protected (“MRAP”) vehicles, in response to the pervasive threat confronting our troops in Iraq and Afghanistan from land mines, hostile fire, and improvised explosive devices (“IEDs”).  We expanded our operations such that we were able to produce and ship 1,657 vehicles in 2007 versus only 285 vehicles in 2006, or an increase of 481%.  The increase in expense was primarily due to our increase in general and administrative functions required to support the increased vehicle production activities associated with the MRAP program and the rapidly expanding customer base.

Prior to 2007, we did not have the operational or administrative infrastructure in place to accommodate this accelerated level of production volume.  Establishing this infrastructure resulted in a sizeable increase in general and administrative costs, especially since it was accomplished in such a short timeframe so as to deliver the vehicles to the battlefield as quickly as possible.  We experienced growth in accounting, program and contract management, human resources, information systems, business development, and other support functions.  As a result, employees in our administrative functions increased from approximately 300 to approximately 675, as of December 31, 2006 and 2007, respectively.  In addition, we had  approximately 125 contractors filling newly created administrative positions as of December 31, 2007.  We also engaged outside consultants to function as our internal audit department and assist with our Section 404 evaluation of internal controls over financial reporting.  In addition, we are currently in the process of establishing an internal audit function within the Company.  We incurred a liquidated damage charge of $7.2 million during the year ended December 31, 2007 relating to our December 31, 2006 Private Investment in Public Entity (“PIPE”) offering because the registration statement for the registration of the PIPE shares was not declared effective within the required time frame.  See Note 6, Other Current Liabilities, in the accompanying consolidated financial statements.

Significant year-over-year cost increases included salaries wages and fringe benefits ($15.5 million); consulting and temporary labor ($14.8 million); liquidated damages ($7.2 million); marketing, sales, and other administrative costs ($4.2 million); supplies ($3.5 million); travel ($2.9 million); depreciation ($2.7 million); information technology ($2.3 million); legal settlements and other charges ($2.3 million) and other general administrative expenses ($1.5 million).

Comment:

Financial Statements

Consolidated Statement of Stockholders’ Equity, page 88

2.                                      With respect to your response to our previous comment 3, please explain to us in greater detail how the 27,700 shares were issued in error, and how the error was discovered.

Response:

In connection with the PIPE, SEI Small Companies Fund purchased 27,700 shares of stock and those shares were issued on December 19, 2006.

On December 20, 2006 FPI Corporate Counsel issued instructions to our transfer agent to issue 27,700 shares to SEI— not SEI Small Companies Fund. The instructions did not indicate these shares were part of the PIPE. The transfer agent indicated that those shares were issued from Treasury Shares.

On January 3, 2007, the error was discovered by Brown Brothers & Harriman, on behalf of SEI Small Companies Fund. Brown Brothers & Harriman received both certificates and determined that the second issuance dated in December 2006 was issued in error. Their discovery led them to return the shares to FPI.

*                    *                  *

We would be grateful if the Staff would provide any comments at its earliest convenience so that we may provide any additional required responses.

Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me.  Any questions regarding accounting issues may be addressed directly to me, or Michael Moody, Chief Executive Officer & President, of the Company, at (843) 574-7000.

Respectfully submitted,

/s/ Charles Mathis

Charles Mathis
Chief Financial Officer

cc:	Amy Geddes, U.S. Securities and Exchange Commission
Michael Moody, Force Protection, Inc.
Lenna Ruth Macdonald, Force Protection, Inc.
John J. Concannon, Bingham McCutchen LLP

FORCE PROTECTION, INC.
9801 Highway 78, Building NO. 1
Ladson, SC 29456

February 9, 2009

David R. Humphrey

Branch Chief

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC  20549-0404

Re:                         Force Protection, Inc.

Form 10-K for the year ended December 31, 2007

File No. 001-33253

Dear Mr. Humphrey:

In connection with the response letter dated February 9, 2009 submitted on our behalf, Force Protection, Inc., a Nevada corporation (the “Company”), in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in your letter dated December 23, 2008, the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to discuss the foregoing at any time, please do not hesitate to contact John J. Concannon at (617) 951-8874 of Bingham McCutchen LLP or the undersigned, the Chief Financial Officer of the Company, at (843) 574-7000.

Very truly yours,

/s/ Charles Mathis

Charles Mathis
Chief Financial Officer

cc:	Amy Geddes, U.S. Securities and Exchange Commission
Michael Moody, Force Protection, Inc.
Lenna Ruth Macdonald, Force Protection, Inc.
John J. Concannon, Bingham McCutchen LLP